January 9, 2015

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     National General Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 12, 2014
File No. 001-36311

Dear Mr. Rosenberg:

Thank you for your letter dated December 23, 2014 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 (the “Q3 2014 10-Q”) of National General Holdings Corp. (the “Company”).

We have carefully considered the Staff’s comments and set forth our response below. Each response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies
Business Combinations, page F-10

1.
You disclose that you amortize the difference between the acquired loss and LAE reserves and your best estimate of the fair value of such reserves at the acquisition date ratably over the estimated payout period of those reserves. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies how you determine the carrying value of the acquired loss and LAE reserves. If you merely record these reserves at the acquiree’s carrying value, please separately explain to us how this accounting complies with the guidance in ASC 944-805-30-1.

Response: The Company’s proposed revised disclosure in “Note 2. Significant Accounting Policies” on page F-10 in future periodic reports is as follows:

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to record assets acquired, liabilities assumed and any non-controlling interest in the acquiree at their respective fair values as of the acquisition date. The Company accounts for the insurance and reinsurance contracts under the acquisition method as new contracts, which requires the Company to record assets and liabilities at fair value. The Company adjusts the fair value loss and LAE reserves by recording the acquired loss reserves based on the Company’s existing accounting policies and then discounting them based on expected reserve payout patterns using a current risk-free rate of interest. This risk free interest rate is then adjusted based on different cash flow scenarios that use different payout and ultimate reserve assumptions deemed to be reasonably possible based upon the inherent uncertainties present in determining the amount and timing of payment of such reserves. The difference between the acquired loss and LAE reserves and the Company’s best estimate of the fair value of such reserves at the acquisition date is amortized ratably over the estimated payout period of the acquired loss and LAE reserves. The Company assigns fair values to intangible assets acquired based on valuation techniques including the income and market approaches. The Company records contingent consideration at fair value based on the terms of the purchase agreement with subsequent changes in fair value recorded through earnings. The determination of fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the Company records the excess of the purchase price over the fair value of the acquired net assets, where applicable, as goodwill. The Company expenses costs associated with the acquisition of a business in the period incurred.

Note 10: Income Taxes, page F-38

2.
In the second full paragraph on page F-39 you disclose that earnings of certain foreign subsidiaries have been indefinitely reinvested in those operations and that you have not provided U.S. taxes or foreign withholding taxes that may be due upon any repatriation or disposition. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the amount of the cumulative temporary difference and the amount of unrecognized deferred tax liability for the temporary difference related to these earnings. Regarding the unrecognized deferred tax liability, if determination of the amount is not practicable, include a statement to that effect. Please see ASC 740-30-50-2; specifically subparagraphs b. and c.

Response: Our proposed revised disclosure (using 2013 numbers) to include in what is currently the second full paragraph of page F-39 in “Note 10. Income Taxes” in future periodic reports is as follows:

"The earnings of certain of the Company's foreign subsidiaries have been indefinitely reinvested in foreign operations. Therefore, no provision has been made for any U.S. taxes or foreign withholding taxes that may be applicable upon any repatriation or disposition. At December 31, 2013 and 2012, the undistributed earnings of the Company’s foreign affiliates were approximately $8,417 and $1,570, respectively. It should be noted that the total cumulative earnings for the Company’s foreign subsidiaries is negative for 2012 and 2013. The determination of any unrecognized deferred tax liability for temporary differences related to investments in certain of the Company’s foreign subsidiaries is not practicable."

3.
Please provide us proposed disclosure to be provided in future periodic reports that explains the significant return to provision reconciling item in your 2013 income tax rate reconciliation table on page F-40 and the prior year deferral adjustment reconciling item in the 2012 table. Separately explain to us why these items could not reasonably be identified and reflected in earlier periods.

Response: With respect to the prior year deferral adjustment in the 2012 table, as noted in our September 24, 2013 response letter, during 2012, the Company corrected two items related to its income tax provision for the year ended December 31, 2011 which was comprised of a prior year deferral adjustment of approximately $3 million and a prior year return to provision (“RTP”) benefit of $837,000. The net effect of these two corrections resulted in an increase in the 2012 income tax provision of approximately $2.2 million. The deferral adjustment of approximately $3 million was related to RTP adjustments from the 2010 tax provision to return that were not incorporated into the 2011 income tax provision. The current portion of the RTP was recorded properly while the timing difference related items were never incorporated into the deferred tax inventory on the balance sheet. Accordingly, this resulted in a misstatement in the income tax provision for 2011. The misstatement related to the prior year RTP benefit of $837,000 primarily consisted of the difference in the actual 2011 pre-tax income as compared to the pre-tax income used for the income tax provision in 2011.

The Company evaluated the impact of this misstatement considering the qualitative and quantitative factors discussed in the SEC Staff Accounting Bulletin (“SAB”) No. 99 - Materiality and SAB No. 108 Topic 1N and concluded that it was appropriate to reflect the correction of these misstatements in its 2012 financial statements. In making the determination that these adjustments were immaterial, the Company also considered its impact under both iron-curtain and rollover approaches as defined in SAB No. 108 Topic 1N. The Company will revise the disclosure on page F-40 to describe the nature of these adjustments, with the proposed disclosure below. The Company has also strengthened its internal control environment by hiring additional qualified tax personnel, as well as, hiring a reputable accounting firm to review its tax provision on a quarterly basis.

“In 2012, the company recorded a net prior year adjustment of $2,164, of which $3,001 was related to deferred tax return to provision adjustments from the 2010 tax return that were not properly incorporated into the 2011 income tax provision and $(837) was due to a misstatement in the actual 2011 pre-tax income as compared to the pre-tax income used for the income tax provision in 2011. These adjustments were not material to the 2012 or 2011 financial statements.”

With respect to the return to provision adjustment in the 2013 table, the primary component of the adjustment relates to the Company’s acquisition of National Health Insurance Company (“NHIC”) in November of 2012. NHIC was historically classified as a life insurance company for U.S. income tax purposes. In accordance with §1503(c) of the Internal Revenue Code, NHIC was unable to join the Company’s 2012 U.S. consolidated federal tax return for the two month ownership period post-acquisition in 2012. Furthermore, since NHIC was neither leaving nor joining a consolidated group, it was not required to file stub period tax returns for the pre- and post-acquisition holding periods.

The Company initially estimated the tax expense based upon the financial data available at the time for the Company’s two month holding period in 2012. The filing of NHIC’s 2012 federal tax return required financial information for the full 2012 year, including the period before the Company’s acquisition, and such information was not available or attainable prior to the completion of the Company’s 2012 financial statements. Once the return was completed, the 2012 provision was trued up to the filed tax return. Of the $2.479 million RTP reported in the 2013 tax footnote, $2.011 million was related to adjustments to certain permanent items on NHIC’s tax return that were less than the Company estimated based upon the information available at the time of completion of the Company’s 2012 financial statements. The remaining $468,000 was related to miscellaneous true ups for permanent items on the Company’s consolidated federal tax return.

The Company’s proposed disclosure to be included in future periods is as follows:

“In 2013, the Company recorded a return to provision (RTP) adjustment of $2,479, of which $2,011 was related to a true up of estimated permanent items on the Company’s separate company federal tax return for its subsidiary National Health Insurance Company. The Company acquired additional information with regard to these permanent items following the completion of its 2012 financial statements. These adjustments were not material to the 2013 or 2012 financial statements.”

4.
Although you disclose in the third full paragraph on page F-41 that there were no unrecognized tax benefits at the end of each of the last three fiscal years that, if recognized, would affect your effective tax rate, you do not disclose the amount of unrecognized tax benefits. Please provide us proposed disclosure to be included in future periodic reports that provides the tabular disclosure required by ASC 740-10-50-15Aa.

Response: The reason that an amount of unrecognized tax benefits was not disclosed is because the Company did not have any unrecognized tax benefits at the end of each of the last three fiscal years. The Company’s proposed disclosure to be included in future periodic reports is as follows:

“There were no unrecognized tax benefits at December 31, 2013, 2012, or 2011 that, if recognized, would affect the Company’s effective tax rate. The Company did not have any unrecognized tax benefits at December 31, 2013, 2012, or 2011.”

Note 25: Segment Information, page F-58

5.
Please provide us proposed disclosure to be included in future periodic reports that provides your premium revenues earned by each group of similar products. In this regard, it appears through recent acquisitions that your Property and Casualty segment has expanded to include, at a minimum, homeowners and umbrella coverage and that you provide various types of coverage in your Accident and Health segment. Please see ASC 280-10-50-40.

Response: The Company proposes to include the following proposed disclosure (which uses Q3 2014 numbers) in its future periodic disclosure in its Segment Footnote. Due to the lack of materiality of the premium in the Accident & Health segment and the similarity of the supplemental medical products currently being sold by the Company, the Company does not believe that including expanded disclosure by product type would provide any material benefit to investors at this point.

Gross Written Premium
(In Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Property & Casualty
Personal Auto	$315,672	$252,794	$953,010	$775,838
Homeowners	74,583	288	290,667	397
RV/Packaged	39,490	40,128	120,183	122,652
Commercial Auto	35,619	27,604	107,173	86,933
Other	4,509	3,484	13,311	10,214
P&C Total	469,873	324,298	1,484,344	996,034
Accident & Health Total	17,729	8,416	117,873	24,982
NGHC Total	$487,602	$332,714	$1,602,217	$1,021,016

Reciprocal Exchanges
Personal Auto	$4,330	$—	$4,330	$—
Homeowners	5,013	—	5,013	—
Other	650	—	650	—
Reciprocal Exchanges Total	$9,993	$—	$9,993	$—

Consolidated Total	$497,595	$332,714	$1,612,210	$1,021,016

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Unaudited Condensed Consolidated Financial Statements
Note 8: Goodwill and Intangible Assets, Net, page 29

6.
You report a $118.6 million intangible asset for management contracts at September 30, 2014. It appears that this asset is related to your acquisition of two management companies as identified in Note 7. Please tell us why it is appropriate to classify this intangible asset as indefinite lived, referencing for us the authoritative literature you rely upon to support your accounting. In your response, please tell us why you appear to indicate in your third quarter 2014 earnings conference call that the intangible asset associated with the acquisition of the management companies will be amortized over approximately 15 years.

Response: In September 2014, the Company acquired two management companies that serve as Attorneys-in-Fact (“Management Companies”) for the Reciprocal Exchanges (“Exchanges”) formerly managed by the Tower Group for $7.5 million. The contract that each Management Company has with the Exchanges meets the contractual / legal rights test in accordance with ASC 805-20-55-2. The fair value of the management contracts was determined to be approximately $118.6 million. These contracts continue to be in force indefinitely and can only be terminated for cause which, as further explained below, would require an uncured, ongoing, material breach of the agreement and a number of other extensive steps, as well as prior regulatory approval.

Our classification is based on the criteria and guidance set forth in the ASC 350-30-35-1 through 350-30-35-4. ASC 350-30-35-3 identifies a series of criteria that should be considered in the determination of the useful life of an intangible to an entity and that life should be based on an analysis of all pertinent factors. Those that the Company believes are pertinent to this transaction include:

a.	The expected use of the asset by the entity.

b.	Any legal, regulatory, or contractual provisions that may limit the useful life.

c.
The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions.

With respect to the expected use of the asset by the entity, the Company expects the management agreements to remain in effect indefinitely in accordance with their terms. The operational decision-making for the Exchanges is managed by the Management Companies which are controlled by the Company and there is no economic compulsion for the Company to allow for or cause the termination of the management agreements.

There are no legal, regulatory or contractual provisions that may limit the useful life of the intangible asset to the reporting entity. The management agreements were each subject to regulatory approval prior to being entered into, and any change or termination (including shortening the useful life through termination) would require regulatory approval. Contractually, the management agreements have no stated term and the Management Companies are controlled by executives of the Company. One management agreement has an indefinite term and may only be terminated for cause (which remains uncured) and only by the Management Company’s Board, which consists of the Company’s executives. The other management agreement also has an indefinite term and may only be terminated for cause (which remains uncured) and only after following an extended notice and supermajority voting procedure involving over 100,000 subscribers of the Management Company with a quorum present, which we view as an extremely remote possibility. Therefore, we believe the management agreements have limited ability, if any, to be terminated. Accordingly, there is no foreseeable limit on the period of time over which the agreements are expected to contribute to the cash flow of the Company.

With respect to historical experience, these management agreements which were initially subject to regulatory approval, have remained in effect and unchanged for over 10 and 12 years, respectively, with the same Management Companies acquired by the Company. This historical experience is indicative of the continuity of these contractual arrangements.

Accordingly, based on the evaluation of the criteria set forth in ASC 350, the Company concluded that indefinite life treatment for the management agreements was appropriate as the life of the management agreements extends beyond any foreseeable horizon and the Company, through its Management Companies, expects to continue to manage the Exchanges indefinitely. The Company acknowledges that the useful lives should be evaluated each reporting period to determine whether facts and circumstances arise that may impact the estimate of useful life.

With respect to the statement on the third quarter conference call that amortization would take place over 15 years, the reference, which we regret was not made more clear, was to amortization for tax purposes rather than accounting purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 55

7.
In your various discussions explaining the variations in premiums written and earned for the appropriate periods, you identify multiple causes for the variations. These causes include business associated with the Tower Reinsurance Agreements, runoff of the Quota Share agreements, acquisition of the EHC Business and organic growth. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of each of the items you identify. In this regard, it appears that you quantified these items in your earnings conference call for the third quarter of 2014 but did not disclose them in your filing.

Response: The Company proposes to include the following revised disclosure (which uses Q3 2014 numbers) in its future periodic disclosure.

“Gross premium written. Gross premium written increased by $164.9 million from $332.7 million for the three months ended September 30, 2013 to $497.6 million for the three months ended September 30, 2014, due to an increase of $155.6 million in premiums received from the P&C segment primarily as a result of the Tower Reinsurance Agreements (increase of $91.1 million) and organic growth (increase of $18.9 million) and an increase of $9.3 million in premiums received from the A&H segment primarily as a result of the EHC Business.

Net premium written. Net premium written increased by $273.4 million from $158.1 million for the three months ended September 30, 2013 to $431.6 million for the three months ended September 30, 2014. Net premium written for the P&C segment increased by $264.1 million for the three months ended September 30, 2014 compared to the same period in 2013 primarily due to the Tower Reinsurance Agreements (increase of $82.0 million), the Quota Share Runoff (increase of $130.9 million) and organic growth (increase of $17.3 million). Primarily in connection with the EHC Business, net premium written for the A&H segment increased by $9.3 million.

Net earned premium. Net earned premium increased by $272.3 million, or 163.9%, from $166.1 million for the three months ended September 30, 2013 to $438.4 million for the three months ended September 30, 2014. The increase by segment was: P&C - $251.2 million and A&H - $21.1 million. The increase was primarily attributable to the Tower Reinsurance Agreements (increase of $85.2 million), the Quota Share Runoff (increase of $130.9 million) and the EHC Business (increase of $18.4 million).”

8.
Please tell us the variations in loss and loss adjustment expenses for the appropriate periods that relate to prior year loss reserve development and provide proposed revised disclosure to be included in future periodic reports that discusses the amount and underlying causes of prior year loss development.

Response: The Company’s third quarter and first nine months of 2014 included $3.6 million and $20.1 million of unfavorable development on prior accident year loss and LAE reserves, respectively, while the third quarter and first nine months of 2013 included $2.8 million and $11.8 million of unfavorable development on prior accident year loss and LAE reserves, respectively.

The Company proposes to include the following revised disclosure (which uses Q3 2014 numbers) in its future periodic disclosure.

“Loss and loss adjustment expenses; net loss ratio. Loss and LAE increased by $166.8 million, or 154.0%, from $108.3 million for the three months ended September 30, 2013 to $275.0 million for the three months ended September 30, 2014, primarily reflecting the Quota Share Runoff as well as the Tower Reinsurance Agreements and reinsurance of business previously placed by EHC. The changes by segment were: P&C - increased $152.5 million and A&H - increased $14.2 million. Loss and LAE for the third quarter of 2014 included $3.6 million of unfavorable development on prior accident year loss and LAE reserves primarily caused by loss emergence attributable to A&H claims related to reinsurance of business previously placed by EHC, while the third quarter of 2013 included $2.8 million of unfavorable development on prior accident year loss and LAE reserves primarily caused by higher than expected losses attributable to claims for private passenger automobile bodily injury liability and personal injury protection. Our consolidated net loss ratio, which includes the Reciprocal Exchanges, decreased from 65.2% for the three months ended September 30, 2013 to 62.7% for the three months ended September 30, 2014 primarily due to a lower loss ratio experienced with respect to the business ceded under the Tower Reinsurance Agreements. Excluding the Reciprocal Exchanges, the net loss ratio was 62.5% for the three months ended September 30, 2014. The Reciprocal Exchanges' net loss ratio was 80.0% for the three months ended September 30, 2014, including $0.2 million of unfavorable development on prior accident year loss and LAE reserves.”

9.
It is apparent from discussion during your earnings conference call for the third quarter of 2014 that you recorded $1.5 million of fees earned for managing the Reciprocal Exchanges. It is also apparent that these fees represent 14.5% of premiums written for these exchanges. Please address the following:

•
Provide us proposed revised disclosure to be included in future periodic reports that quantifies the fees earned for managing these exchanges as it is clear from your disclosure that otherwise the net income/loss of the exchanges inures solely to non-controlling interests.

•
Tell us your accounting policy for recognizing management fee revenue for premiums written through the reciprocal exchanges. It appears you recognize these fees based on gross premiums at the time they are written. If true, tell us your basis for this recognition considering that it appears you provide claims processing and other administrative services after the relevant policy is written. Reference for us the authoritative literature you rely upon to support your accounting.

•
Tell us why you do not apparently eliminate the $1.5 million management fee earned by the Property and Casualty segment against the management fee expense of the Reciprocal Exchanges. In this regard, it appears from discussion during your earnings call for the third quarter of 2014 that you classify the management fee income in

“service and fee income” and that the amounts reported for each of your segments total to the consolidated amount.

Response: The management fee earned for managing the Reciprocal Exchanges is 14% of gross written premium and is required to be eliminated in the consolidated results of the Company. However, in order to provide investors with better disclosure on the amount of management fees earned by the Company without taking into account the consolidation of the Reciprocal Exchanges, we propose to add the following disclosure to Footnote 3 - Reciprocal Exchanges:

“For the three months ended September 30, 2014, the Company earned management fees from the Reciprocal Exchanges in the amount of $1.4 million. Such amount is eliminated in our consolidated earnings.”

Recognition of management fee revenue

The Company earns management fees from the Exchanges for providing management services in relation to underwriting, sales, accounting and administrative services relating to policy issuance. The management fee is not received with respect to ongoing claims handling. The manager is authorized to either handle claims or pay a third party to handle claims and provide compensation for such services including both allocated and unallocated loss adjustment expenses. Pursuant to the management agreements with the Exchanges, the Company receives 14% of all gross premiums written by the Exchange. Management fee revenue is calculated by multiplying the management fee rate by the gross premiums written by the Exchanges. Management fees are recorded as revenue upon policy issuance or renewal, as substantially all of the services required to be performed by us have been satisfied at that time. Certain activities are performed and related costs are incurred by us subsequent to policy issuance in connection with the services provided to the Exchange; however, these activities are inconsequential and perfunctory.

Elimination of Management Fee

The amount of the management fee is required to be eliminated in the consolidation of the Company’s results with those of the Exchanges. The Company regrets that, while it realized the need to eliminate such amounts during its 10-Q preparation process, due to timing and materiality considerations it did not eliminate the management fee in its third quarter 2014 consolidated results. The Company notes that its third quarter 2014 results contained the management fee for the management of the Exchanges for only a 15 day period and such amount was clearly not material to investors.

The Company proposes to include the following eliminations (which are based on Q3 2014 results) in its future periodic filings:

Consolidated Results of Operations for the Three Months Ended September 30, 2014 and 2013 (Unaudited)

	Three Months Ended September 30,
	2014				2013
	NGHC	Reciprocal Exchanges	Eliminations	Total	Total
	(Amounts in Thousands)
Gross premium written	$487,602	$9,993	$—	$497,595	$332,714
Ceded premiums	(63,237)	(2,788)	—	(66,025)	(174,591)
Net premium written	$424,365	$7,205	$—	$431,570	$158,123
Change in unearned premiums	7,349	(513)	—	6,836	8,002
Net earned premium	$431,714	$6,692	$—	$438,406	$166,125
Ceding commission income	668	37	—	705	23,518
Service, fees and other income	45,872	22	(1,415)	44,479	34,385
Underwriting expenses:
Loss and LAE	269,668	5,351	—	275,019	108,260
Acquisition costs and other underwriting costs	83,642	273	—	83,915	32,231
General and administrative	88,317	1,811	(1,415)	88,713	74,232
Total underwriting expenses	$441,627	$7,435	$(1,415)	$447,647	$214,723
Underwriting income (loss)	$36,627	$(684)	$—	$35,943	$9,305
Net investment income	13,697	—	—	13,697	8,439
Net realized gains (losses) on investments	(1,118)	—	—	(1,118)	516
Other revenue	373	—	—	373	—
Equity in losses of unconsolidated subsidiaries	(1,611)	—	—	(1,611)	(128)
Interest expense	(4,437)	(272)	—	(4,709)	(540)
Income (loss) before provision (benefit) for income taxes	$43,531	$(956)	$—	$42,575	$17,592
Provision (benefit) for income taxes	10,237	(211)	—	10,026	4,839
Net income (loss)	$33,294	$(745)	$—	$32,549	$12,753
Less: Net loss (income) attributable to non-controlling interest	25	745	—	770	—
Net income attributable NGHC	$33,319	$—	$—	$33,319	$12,753
Net loss ratio	62.5%	80.0%		62.7%	65.2%
Net operating expense ratio (non-GAAP)	29.1%	30.3%		29.1%	29.2%
Net combined ratio (non-GAAP)	91.6%	110.3%		91.8%	94.4%

Reconciliation of net operating expense ratio (non-GAAP):	Three Months Ended September 30,
	2014				2013
	NGHC	Reciprocal Exchanges	Eliminations	Total	Total
	(Amounts in Thousands)
Total expenses	$446,064	$7,707	$(1,415)	$452,356	$215,263
Less: Loss and LAE	269,668	5,351	—	275,019	108,260
Less: Interest expense	4,437	272	—	4,709	540
Less: Ceding commission income	668	37	—	705	23,518
Less: Service, fees and other income	45,872	22	(1,415)	44,479	34,385
Net operating expense	$125,419	$2,025	$—	$127,444	$48,560
Net earned premium	$431,714	$6,692	$—	$438,406	$166,125
Net operating expense ratio (non-GAAP)	29.1%	30.3%		29.1%	29.2%

P&C Segment - Results of Operations for the Three Months Ended September 30, 2014 and 2013 (Unaudited)

	Three Months Ended September 30,
	2014				2013
	NGHC	Reciprocal Exchanges	Eliminations	Total	Total
	(Amounts in Thousands)
Gross premium written	$469,873	$9,993	$—	$479,866	$324,298
Ceded premiums	(63,174)	(2,788)	—	(65,962)	(174,511)
Net premium written	$406,699	$7,205	$—	$413,904	$149,787
Change in unearned premiums	(4,453)	(513)	—	(4,966)	7,997
Net earned premium	$402,246	$6,692	$—	$408,938	$157,784
Ceding Commission Income (primarily related parties)	668	37	—	705	23,518
Service and fee income	31,356	22	(1,415)	29,963	21,583
Underwriting expenses:
Loss and LAE	251,418	5,351	—	256,769	104,222
Acquisition costs and other underwriting costs	68,146	273	—	68,419	26,063
General and administrative	77,267	1,811	(1,415)	77,663	66,236
Total underwriting expenses	$396,831	$7,435	$(1,415)	$402,851	$196,521
Underwriting income (loss)	$37,439	$(684)	$—	$36,755	$6,364
Net loss ratio	62.5%	80.0%		62.8%	66.1%
Net operating expense ratio (non-GAAP)	28.2%	30.3%		28.2%	29.9%
Net combined ratio (non-GAAP)	90.7%	110.3%		91.0%	96.0%

	Three Months Ended September 30,
Reconciliation of net operating expense ratio (non-GAAP):	2014				2013
	NGHC	Reciprocal Exchanges	Eliminations	Total	Total
	(Amounts in Thousands)
Total underwriting expenses	$396,831	$7,435	$(1,415)	$402,851	$196,521
Less: Loss and LAE	251,418	5,351	—	256,769	104,222
Less: Ceding Commission Income	668	37	—	705	23,518
Less: Service, Fees and Other Income	31,356	22	(1,415)	29,963	21,583
Net operating expense	$113,389	$2,025	$—	$115,414	$47,198
Net earned premium	$402,246	$6,692	$—	$408,938	$157,784
Net operating expense ratio (non-GAAP)	28.2%	30.3%		28.2%	29.9%

In connection with our response to the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (212) 380-9492 if you require any further information.

Sincerely,

/s/ Michael Weiner

Michael Weiner, Chief Financial Officer

cc: Imran Makda, BDO USA, LLP
Jeffrey Weissmann, National General Holdings Corp.